SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

September 7th, 2007

AUGUST 2007 TRAFFIC

Passenger activity

•	Strong growth in passenger traffic (+6.9%) and a further rise in unit revenue excluding currency impact

Cargo

•	2.3 point rise in load factor to 63.6%
•	Recovery in unit revenue

Passenger activity

In August 2007, Air France-KLM posted a strong rise in traffic (+6.9%), with capacity up 5.7%. The load factor gained one point to reach the high level of 85.3%. The load factor for the total long-haul network stood at over 87%. This performance was accompanied by an increase in unit revenue excluding currency impact. The Group carried over 6.7 million passengers (+5.6%).

-	On the Americas network capacity increased by 11.0% and traffic by 10.3%, and the load factor was therefore 87.2% (-0.5 points).

-	The Asian network recorded a 9.0% rise in traffic, with capacity up 7.9%. The load factor improved by 0.9 points to reach the high level of 89.8%.

-	On the Africa & Middle-East network traffic was very dynamic (+6.2%), while capacity was up 2.6%. The load factor gained 3.0 points to 87.5%.

-	On the Caribbean & Indian Ocean network, capacity was reduced by 5.1% but the decline in traffic was limited to 2.6%. The load factor therefore improved by 2.2 points to 87.6%.

-	The European network saw traffic up by 5.0% and capacity by 3.6%. The load factor improved by one point to reach the high level of 75.6%.

Cargo activity

Traffic progressed strongly (+7.1%) for the third consecutive month, in particular on the Asian, Africa & Middle-East networks, which saw rises of over 12%. As capacity increased by only 3.2%, the load factor gained 2.3 points to 63.6%. Moreover, a recovery in unit revenue was observed during the month.

Recent development

As of August 31st, 2007 Air France and KLM reduced their fuel surcharges by 1 euro on short- and medium-haul flights and by 5 euros on long-haul flights.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	August			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	6,702	6,349	5.6%	33,194	32,247	2.9%
Revenue pax-kilometers (RPK)	19,348	18,098	6.9%	90,671	86,183	5.2%
Available seat-kilometers (ASK)	22,695	21,469	5.7%	108,995	104,013	4.8%
Load factor (%)	85.3%	84.3%	1.0	83.2%	82.9%	0.3

Europe (including France)
Passengers carried (000s)	4,516	4,315	4.7%	23,152	22,693	2.0%
Revenue pax-kilometers (RPK)	3,813	3,632	5.0%	18,734	18,205	2.9%
Available seat-kilometers (ASK)	5,041	4,864	3.6%	25,159	24,318	3.5%
Load factor (%)	75.6%	74.7%	1.0	74.5%	74.9%	(0.4)

America (North and South)
Passengers carried (000s)	900	822	9.5%	4,244	3,950	7.5%
Revenue pax-kilometers (RPK)	6,604	5,986	10.3%	31,203	28,795	8.4%
Available seat-kilometers (ASK)	7,575	6,823	11.0%	35,635	32,400	10.0%
Load factor (%)	87.2%	87.7%	(0.5)	87.6%	88.9%	(1.3)

Asia / Pacific
Passengers carried (000s)	492	452	8.7%	2,309	2,159	6.9%
Revenue pax-kilometers (RPK)	4,234	3,885	9.0%	19,939	18,671	6.8%
Available seat-kilometers (ASK)	4,715	4,370	7.9%	22,824	21,404	6.6%
Load factor (%)	89.8%	88.9%	0.9	87.4%	87.2%	0.1

Africa / Middle East
Passengers carried (000s)	515	470	9.4%	2,245	2,164	3.7%
Revenue pax-kilometers (RPK)	2,674	2,518	6.2%	11,747	11,307	3.9%
Available seat-kilometers (ASK)	3,055	2,979	2.6%	14,571	14,670	(0.7)%
Load factor (%)	87.5%	84.5%	3.0	80.6%	77.1%	3.5

Caribbean / Indian Ocean
Passengers carried (000s)	280	289	(3.3)%	1,242	1,281	(3.0)%
Revenue pax-kilometers (RPK)	2,023	2,077	(2.6)%	9,048	9,205	(1.7)%
Available seat-kilometers (ASK)	2,308	2,432	(5.1)%	10,806	11,220	(3.7)%
Load factor (%)	87.6%	85.4%	2.2	83.7%	82.0%	1.7

Cargo activity (in millions)

	August			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	925	863	7.1%	4,672	4,504	3.7%
Available tonne-km (ATK)	1,454	1,408	3.2%	7,072	6,985	1.2%
Load factor (%)	63.6%	61.3%	2.3	66.1%	64.5%	1.6

Europe (including France)
Revenue tonne-km (RTK)	7	6	6.0%	37	34	8.9%
Available tonne-km (ATK)	50	48	3.1%	246	241	2.0%
Load factor (%)	13.9%	13.5%	0.4	14.9%	13.9%	0.9

America (North & South)
Revenue tonne-km (RTK)	299	299	(0.0)%	1,506	1,522	(1.0)%
Available tonne-km (ATK)	481	476	1.1%	2,319	2,328	(0.4)%
Load factor (%)	62.2%	62.9%	(0.7)	65.0%	65.4%	(0.4)

Asia / Pacific
Revenue tonne-km (RTK)	478	426	12.4%	2,385	2,250	6.0%
Available tonne-km (ATK)	664	644	3.1%	3,253	3,251	0.1%
Load factor (%)	72.0%	66.0%	6.0	73.3%	69.2%	4.1

Africa / Middle East
Revenue tonne-km (RTK)	99	88	13.2%	521	462	12.8%
Available tonne-km (ATK)	173	155	12.1%	839	758	10.8%
Load factor (%)	57.2%	56.6%	0.6	62.1%	61.0%	1.1

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	41	44	(7.1)%	223	237	(5.8)%
Available tonne-km (ATK)	85	85	0.5%	416	408	1.9%
Load factor (%)	48.3%	52.2%	(3.9)	53.6%	58.0%	(4.4)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: September 7, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations